UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant held its Annual Meeting of Shareholders for the year ended June 30, 2021 on May 6, 2022 at its executive office at No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China.

A total of 29,501,455 votes of the Registrant’s common shares were present in person or by proxy, representing 54.86% of the combined voting power of the Class A common shares and Class B common shares entitled to vote at the Annual Meeting (voting together as a single class) and constituting a quorum for the transaction of business. Each Class A common share is entitled to one vote, and each Class B common share is entitled to three votes. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1: Election of Directors

To elect five members of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2023 or until their successors are duly elected and qualified. Silong Chen, Yunhao Chen, Qingshen Liu, Zhiqiang Shao and Changqing Shi received a plurality of the properly cast votes and were thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Abstain/Withheld
Nominee	Votes	Percentage	Votes	Percentage
Silong Chen	27,382,110	50.92%	31,900	0.06%
Yunhao Chen	27,382,052	50.92%	31,958	0.06%
Qingshen Liu	27,352,931	50.86%	61,079	0.11%
Zhiqiang Shao	27,356,394	50.87%	57,616	0.11%
Changqing Shi	27,356,418	50.87%	57,592	0.11%

PROPOSAL 2: Ratification of Appointment of Independent Auditor

To ratify the appointment of Prager Metis CPAs, LLC as the Registrant’s independent registered public accountant for the fiscal year ending June 30, 2022. The proposal was approved by a majority of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Withheld
Votes	Percentage	Votes	Percentage	Votes	Percentage
29,477,140	54.81%	6,346	0.01%	15,317	0.03%

PROPOSAL 3:	Transaction of Any Other Business Properly Coming before the Meeting

For		Against		Abstain/Withheld
Votes	Percentage	Votes	Percentage	Votes	Percentage
27,318,256	50.80%	72,866	0.14%	21,887	0.04%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: May 9, 2022	By:	/s/ Yunhao Chen
	Name:	Yunhao Chen
	Title:	Chief Financial Officer (Principal Financial Officer) and Duly Authorized Officer